Exhibit 1

Level 18, 275 Kent Street
Sydney, NSW, 2000

8 March 2024

Westpac external auditor

After the completion of a competitive tender process, Westpac has confirmed KPMG as the preferred firm to be appointed as Westpac’s external auditor for the 2025 financial year, beginning 1 October 2024.

Subject to KPMG becoming independent and regulatory consent being obtained, the approval of Westpac shareholders will be sought at the 2024 Annual General Meeting.

PricewaterhouseCoopers (PwC) is currently Westpac’s external auditor and will undertake the audit for the 2024 financial year.

Steven Gregg, Chair of Westpac’s Board said: “On behalf of the Westpac Board of Directors, I’d like to thank PwC for the quality of its audit work over the years. PwC or its predecessor firms have been Westpac’s external auditor for over 50 years. Good governance supports the change of auditors at this time. We now look forward to working with KPMG.”

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.